UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

GOODRICH PETROLEUM CORPORATION

(Name of Subject Company)

PALOMA VI MERGER SUB, INC.

(Name of Filing Person — Offeror)

PALOMA PARTNERS VI HOLDINGS, LLC

(Name of Filing Person — Parent of Offeror)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

382410843

(CUSIP Number of Class of Securities)

Christopher N. O’Sullivan
Paloma Partners VI Holdings, LLC
1100 Louisiana Street, Suite 5100
Houston, TX 77002
(713) 650-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

G. Michael O’Leary
Henry Havre
Hunton Andrews Kurth LLP
600 Travis Street, Suite 4200
Houston, TX 77002
(713) 220-4200

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$389,543,985	$36,110.73

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value calculation does not take into account the effect of any cash received or deemed received by Goodrich Petroleum Corporation (“Goodrich”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $23.00, the tender offer price per Share (as defined below), by (b) the sum of (i) 14,387,069 outstanding Shares, (ii) 511,624 Shares to be issued upon exercise of certain outstanding warrants, (iii) 1,534,563 Shares to be issued upon conversion of the outstanding 13.50% convertible second lien senior secured notes due 2023 and (iv) 503,439 Shares to be issued under the Goodrich Equity Plan. The foregoing figures have been provided by the issuer to the offerors and are as of November 17, 2021, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued by the Securities and Exchange Commission on August 23, 2021, by multiplying the transaction value by 0.0000927.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $36,110.73.	Filing Party: Goodrich Petroleum Corporation.
Form or Registration No.: Schedule TO.	Date Filed: November 24, 2021.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) originally filed with the United States Securities and Exchange Commission by Paloma Partners VI Holdings, LLC, a Delaware limited liability company (“Paloma”), and Paloma VI Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Paloma (“Purchaser”), on November 24, 2021. The Schedule TO related to the offer by Purchaser to purchase any and all of the shares of common stock, par value $0.01 per share (the “Shares”), of Goodrich Petroleum Corporation, a Delaware corporation (the “Company”), that were issued and outstanding at a price of $23.00 per Share in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2021, and in the related Letter of Transmittal, filed herewith as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Only those items amended or supplemented are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and is incorporated herein by reference, and this Amendment does not modify any information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The Offer expired at 12:00 A.M. midnight, New York City time, on December 23, 2021 (the “Expiration Time”). American Stock Transfer & Trust Company LLC, in its capacity as depositary and paying agent for the Offer, has advised Parent and Purchaser that a total of 12,014,916 Shares were validly tendered and not validly withdrawn (excluding, for the avoidance of doubt, Shares presented pursuant to guaranteed delivery procedures provided by Parent, but which have not yet been validly tendered in satisfaction of such guarantee and in accordance with such procedures) pursuant to the Offer as of the Expiration Time, which, when combined with the 1,838,510 Shares owned by Parent (the “Parent Shares”), represents approximately 87% of the outstanding Shares.

The number of Shares validly tendered and not properly withdrawn pursuant to the Offer, when combined with the Parent Shares, satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, Purchaser irrevocably accepted for payment all such Shares validly tendered and not validly withdrawn prior to the Expiration Time. Payment of the Offer Price for such Shares will be promptly made by the Depositary in accordance with the terms of the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). Accordingly, on December 23, 2021, Purchaser expects to effect the Merger under Section 251(h) of the DGCL, pursuant to which Purchaser will be merged with and into the Company, with Purchaser surviving as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger, any Shares not purchased pursuant to the Offer (other than (i) Shares that are held by any stockholders who properly demand appraisal in connection with the Merger, (ii) Shares then owned by Parent, Purchaser or certain of their affiliates and (iii) Shares held in treasury by the Company or by any of its wholly owned subsidiaries) were automatically converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes. Following the Merger, all Shares will be delisted from NYSE American and deregistered under the Exchange Act.

On December 23, 2021, Purchaser issued a press release announcing the final results of the Offer. A copy of such press release is filed as Exhibit (a)(5)(ii) to this Amendment and is incorporated herein by reference.

Item 12.   Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Index No.
(a)(5)(ii)	Press Release, dated December 23, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2021

Paloma Partners VI Holdings, LLC

By:	/s/ Christopher N. O’Sullivan
	Name:	Christopher N. O’Sullivan
	Title:	Chief Executive Officer

Paloma VI Merger Sub, Inc.

By:	/s/ Christopher N. O’Sullivan
	Name:	Christopher N. O’Sullivan
	Title:	Chief Executive Officer

EXHIBIT INDEX

Index No.
(a)(1)(i)*	Offer to Purchase, dated November 24, 2021.
(a)(1)(ii)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)*	Summary Advertisement as published in The New York Times on November 24, 2021.
(a)(5)(i)*	Press Release, dated November 24, 2021.
(a)(5)(ii)	Press Release, dated December 23, 2021.
(d)(1)*	Agreement and Plan of Merger, dated November 21, 2021, by and among Goodrich, Paloma and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Goodrich with the Securities and Exchange Commission on November 23, 2021).**
(d)(2)*	Confidentiality Agreement, dated August 19, 2021, by and between Paloma and Goodrich.
(d)(3)*	Tender and Support Agreement, dated November 21, 2021, by and among Paloma, Purchaser, Anchorage Illiquid Opportunities V, L.P., AIO V AIV 1 Holdings L.P., and solely as set forth in Section 2.04, 6.02 and Section 6.04, Goodrich (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Goodrich with the Securities and Exchange Commission on November 23, 2021).
(d)(4)*	Tender and Support Agreement, dated November 21, 2021, by and among Paloma, Purchaser, Franklin Advisers, Inc., as Investment Manager on behalf of certain funds and accounts, and solely as set forth in Section 2.05, 6.02 and Section 6.04, Goodrich (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Goodrich with the Securities and Exchange Commission on November 23, 2021).
(d)(5)*	Tender and Support Agreement, dated November 21, 2021, by and among Paloma, Purchaser, solely as set forth in Section 2.04, 6.02 and Section 6.04, Goodrich, and certain directors of Goodrich and certain members of Goodrich’s management (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Goodrich with the Securities and Exchange Commission on November 23, 2021).
(d)(6)*	Equity Commitment Letter, dated November 21, 2021, by and between EnCap Energy Capital Fund XI, L.P. and Paloma.
(d)(7)*	Stock Purchase Agreement, dated November 21, 2021, between Paloma and a fund affiliated with LS Power Development, LLC.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

** Schedules to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Copies of any such schedules will be furnished to the U.S. Securities and Exchange Commission upon request.